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                                 UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


(Check One)
[ ] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K    [X]Form 10-QSB
[ ] Form N-SAR

For Period Ended: December 31, 2006
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:

TX Holdings, Inc.
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Former Name if Applicable

R Wireless, Inc.
HOM Corporation
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Address of Principal Executive Office (Street and Number)

1701 North Judge Ely Blvd. #6420
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City, State, Zip Code

Abilene, Texas 79601
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner in that the Registrant is late in filing its 2006 10 KSB for the period ending September 30, 2006. The Audit for the period ending September 30, 2006 and the report for 2006 10 KSB will be filed within the next 14 days. After the 2006 10 KSB is filed the Company will file its 1st Quarter 2007 10 QSB. The Company has attempted to bring all reports current over the last 5 months and has not been able to complete the reports timely without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark Neuhaus                          305               420-6781
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     (Name) (Area Code) (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ]Yes [X]No Reports not filed timely 1st Quarter 2006 10QSB for the period ending December 31, 2005; 2nd Quarter 2006 10QSB for the period ending March 31, 2006; 3rd Quarter 2006 10QSB for the period ending June 30, 2006; snd Annual Report 2006 10KSB for the period ending September 30, 2006.
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                TX Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2007             By: /s/ Mark S. Neuhaus
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                                    Mark S. Neuhaus,
                                    Chairman and President

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.